AP 3/7 KH 3/4

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2010 December 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Westown Parkway, 2nd Floor
(No. and Street)

West Des Moines Iowa 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie L. LaFollette 515-273-3602
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *of individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue Des Moines Iowa 50309
(Address) (City) (State) [redacted]

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017695

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/7

Oath or Affirmation

I, Terry A. Reimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Equity Capital, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Terry Reimer
Signature
Chairman and Chief Executive Officer

Crystal D Mason
Notary Public

CRYSTAL D. MASON
Commission Number 753111
My Commission Expires
June 5, 2011

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
American Equity Capital, Inc.:

We have audited the accompanying statements of financial condition of American Equity Capital, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Des Moines, Iowa
February 25, 2011

AMERICAN EQUITY CAPITAL, INC.

Statements of Financial Condition

December 31, 2010 and 2009

Assets		**2010**		**2009**
Cash	$	169,291	$	501,053
Other assets		43,471		11,959
Total assets	$	212,762	$	513,012
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable	$	22,259	$	—
Salary and benefits payable		13,563		—
Accounts payable to related party		8,620		6,614
Total liabilities		44,442		6,614
Stockholder's equity:				
Series preferred stock, without par value. Authorized, 200,000 shares; no shares issued or outstanding		—		—
Common stock, without par value (stated value $1 per share). Authorized, 300,000 shares; issued and outstanding, 13,000 shares		13,000		13,000
Additional paid-in capital		1,589,997		1,087,000
Accumulated deficit		(1,434,677)		(593,602)
Total stockholder's equity		168,320		506,398
Total liabilities and stockholder's equity	$	212,762	$	513,012

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Operations

Years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commission income	$ 700	$ 612
Interest	1,854	1,890
Total revenues	2,554	2,502
Expenses:		
Employee compensation and benefits	679,542	—
Payroll and unemployment taxes	27,892	—
Licenses and fees	22,665	20,555
Professional fees	58,952	10,930
Other operating expenses	54,578	42,949
Total expenses	843,629	74,434
Net loss	$ (841,075)	$ (71,932)

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2010 and 2009

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2008	$	13,000	587,000	(521,670)	78,330
Cash contribution from Parent		—	500,000	—	500,000
Net loss for year		—	—	(71,932)	(71,932)
Balance at December 31, 2009		13,000	1,087,000	(593,602)	506,398
Contributions from Parent		—	502,997	—	502,997
Net loss for year		—	—	(841,075)	(841,075)
Balance at December 31, 2010	$	13,000	1,589,997	(1,434,677)	168,320

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Cash Flows

Years ended December 31, 2010 and 2009

		2010	2009
Operating activities:			
Net loss	$	(841,075)	(71,932)
Adjustment to reconcile net loss to net cash used in operating activities:			
Severance expense to be paid by Parent		200,210	—
Allocation of stock-based compensation from Parent		2,787	—
Increase in other assets		(31,512)	(10,185)
Increase in accounts payable		22,259	—
Increase in salary and benefits payable		13,563	—
Increase in accounts payable to related party		2,006	1,756
Net cash used in operating activities		(631,762)	(80,361)
Financing activities:			
Cash contribution from Parent		300,000	500,000
Net cash provided by financing activities		300,000	500,000
Net change in cash		(331,762)	419,639
Cash at beginning of year		501,053	81,414
Cash at end of year	$	169,291	501,053

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly owned subsidiary of the Parent. On December 3, 2009, the Financial Industry Regulatory Authority (FINRA) notified the Company that their application pursuant to NASD Rule 1014 with regard to materially changing the Company's line of business, number of authorized associated persons involved in sales and trading activities and number of authorized branch office locations had been granted. Accordingly, the Company may now operate as a fully disclosed, nonclearing registered broker and dealer in securities under the Securities Exchange Act of 1934.

(b) Commissions

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance company and recognized at the time of collection. During 2010 and 2009, there have been no variable annuity sales.

(c) Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's loss is included in the nonlife subgroup consolidated income tax return of the Parent. Pursuant to the tax-sharing agreement, the Company is not reimbursed for its net operating losses unless the Company generates taxable income before the tax loss carryforwards expire. Accordingly, no income tax benefit is reflected in the accompanying statements of operations due to the benefit from the loss being fully offset by an increase in the valuation allowance.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(e) Reclassifications

Certain reclassifications have been made to prior period consolidated financial statements to present them on a basis comparable to the current period's consolidated financial statements.

(2) Liquidity

During 2010 and 2009, the Parent made capital contributions of $502,997 and $500,000, respectively, to the Company. The 2010 contribution consisted of a cash contribution of $300,000, a non-cash contribution of $200,210 related to severance expenses for certain of the Company's employees which will be paid by the Company's Parent and a non-cash contribution of $2,787 related primarily to the allocation of stock-based compensation expense from the Company's Parent. The 2009 contribution consisted entirely of a cash contribution. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent upon such continued capital contributions until profitable operations can be achieved.

(3) Severance

During 2010, the Company recognized $200,210 in severance-related expense associated with the elimination of certain employees. These expenses have been included in employee compensation and benefits in the accompanying statement of operations. The Company expects all severance-related costs to be paid out in 2010 and 2011. As the Company's Parent has agreed to pay the severance-related expenses, the Company has treated the settlement of the liability with its Parent as a non-cash capital contribution. Prior to 2010, the Company had no direct employees.

(4) Income Taxes

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the statements of operations as follows:

		2010	2009
Income tax benefit at statutory rate	$	294,376	25,176
Change in federal valuation allowance		(294,645)	(25,147)
Other		269	(29)
Income tax benefit as reported	$	—	—

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's temporary differences relate to the existence of tax operating loss carryforwards arising since inception of $1,415,370 and $577,115 at December 31, 2010 and 2009, respectively and $3,589 related to employee stock options granted by the Company's Parent in 2010. Management has established a valuation allowance equal to the full amount of the deferred tax assets because of the uncertainty of future income estimates necessary for their ultimate realization. The tax

operating loss carryforwards expire as follows: 2018 – $12,787; 2019 – $76,715; 2020 – $46,150; 2021 – $44,435; 2022 – $40,544; 2023 – $55,111; 2024 – $49,247; 2025 – $33,991; 2026 – $50,277; 2027 – $25,613; 2028 – $70,396; 2029 – $71,849; 2030 - $838,255.

The Company has adopted guidance in FASB ASC 740, Income Taxes, regarding accounting for income tax uncertainties. There are no unrecognized tax benefits, or accruals for interest or penalties recognized in the statement of operations for the years ended December 31, 2010 or 2009 or in the statement of financial position at December 31, 2010. The amount of unrecognized tax benefits reflected in the financial statements is not expected to significantly increase or decrease within the subsequent 12-month period. Generally, the 2007-2010 tax years are subject to examination by taxing authorities.

(5) Regulatory Requirements

(a) FOCUS Report

The Company's stockholder's equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5, Part IIA.

(b) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. On December 3, 2009, the Company was granted authorization to operate as a fully disclosed introducing broker and dealer in securities and subsequently is required to maintain a minimum net capital of $100,000. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2010, the Company had defined net capital of $124,849, which was $24,849 in excess of its required net capital of $100,000 and the Company's ratio of aggregate indebtedness to net capital was 0.356 to 1. At December 31, 2009, the Company had defined net capital of $494,439, which was $394,439 in excess of its required net capital of $100,000 and the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(6) Related Party Transactions

The Company is a member of a group of affiliated companies, which are engaged in the sales of life insurance and annuities. A portion of the Company's other operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of the Parent. The Company's portion of these shared expenses was $27,180 and $24,000 for the years ended December 31, 2010 and 2009, respectively.

(Continued)

(7) Subsequent Events

During February of 2011, FINRA notified the Company that its application with regard to materially changing the Company's line of business to limit its business to the distribution of variable life insurance or annuities had been granted. As a result, the Company's minimum net capital requirement will be $5,000, the Company will limit its business to the distribution of variable life insurance or annuities, will not hold customer funds or safe-keep customer securities, and will limit its securities business to broker or dealer wholesaling variable life insurance or annuities.

In addition, during February of 2011, the Company's parent contributed $25,000 to the Company.

SUPPLEMENTARY INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2010

Computation of Net Capital

1. Total ownership equity from statement of financial condition	$	168,320
2. Deduct ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		168,320
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		168,320
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		43,471
B. Secured demand note deficiency		—
C. Commodity futures contracts and spot commodities – proprietary capital charges		—
D. Other deductions and/or charges		—
		43,471
7. Other additions and/or allowable credits		—
8. Net capital before haircuts on securities positions		124,849
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue concentration		—
E. Other		—
		—
10. Net capital	$	124,849

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010.

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2010

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,963
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		100,000
13. Net capital requirement (greater of line 11 or 12)		100,000
14. Excess net capital (line 10 less 13)		24,849
15. Net Capital (line 10) less the greater of 120% of minimum dollar net capital (line 12) or 10% of total aggregate indebtedness (line 19)		4,849

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	44,442
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	44,442
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		35.60%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		—

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $100,000 has been reported.

(B) There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule II – Statement Relating to Certain Determinations
Required under Rule 15c3-3 – Part IIA

December 31, 2010

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	☐
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	☐
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Mesirow Financial, Inc.	[X]
D. (k)(3) – Exempted by order of the Commission	☐

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Equity Capital, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Des Moines, Iowa
February 25, 2011

KPMG

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

(Dollars in thousands)

(9) Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states as well as a Massachusetts excise tax return with other Parties of MassMutual ("Combined Parties"). MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated and paid on a quarterly basis. During the year ended December 31, 2010, the Company received income tax refunds from MassMutual in the amount of $6,671, in accordance with the provisions of the Agreement.

The Internal Revenue Service ("IRS") has completed its examination of the years 2005 and earlier. There was no material change to the Company's financial position or liquidity as a result of these audits. The IRS is currently auditing the years 2006 and 2007.

The Combined Parties are appealing Notices of Assessment issued by the Massachusetts Department of Revenue ("DOR") based on the DOR's examination of excise tax returns filed by the Combined Parties for the years 2003 through 2005. The Company does not anticipate a significant impact to its financial statements as a result of this examination.

Companies are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities.

The Company had gross unrecognized tax benefits of $54 as of December 31, 2009 attributable to deferred tax assets on state net operating losses (NOL's). Due to the conversion of MMLISI and MMLIAI to limited liability companies after the close of the year 2010 (see Note 11), the Company no longer recognizes the deferred tax assets on state NOL's. Accordingly, the Company no longer reports the gross unrecognized tax benefits of $54 attributable to the deferred tax assets on state NOL's and the offsetting valuation allowance on those deferred tax assets.

No interest and penalties were recognized in the Company's financial statements as of, and for the year ended, December 31, 2010 related to the Company's unrecognized tax benefits.

(Dollars in thousands)

The components of the income tax benefit for the year ended December 31, 2010 are as follows:

Income tax benefit (expense):	
Current:	
Federal	$ 4,920
State and other	(374)
Total current	4,546
Deferred:	
Federal	(485)
State	113
Total deferred	(372)
Total income tax benefit	$ 4,174

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2010 are as follows:

Deferred tax assets:	
Compensation and legal accruals	$ 2,518
Other	41
Total deferred tax assets	2,559
Deferred tax liabilities:	
Furniture and equipment	5
Prepaid expenses	220
Total deferred tax liabilities	225
Net deferred tax asset	$ 2,334

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(Dollars in thousands)

As of December 31, 2009, the Company had recorded valuation allowances of $2,844 to offset deferred tax assets attributable to state NOLs and other state deferred tax assets of $2,653 and $191, respectively, that management believed would not be realized. Due to the conversion of MMLISI and MMLIAI to limited liability companies after the close of the year 2010, the deferred tax assets attributable to state NOLs and associated valuation allowances were derecognized. The Company has also released valuation allowances attributable to certain deferred state tax assets that management now believes are more likely than not to be realized in the future. At December 31, 2010, there were no valuation allowances.

A reconciliation of the difference between the income tax benefit and the amount computed by applying the prevailing U.S. federal tax rate to pre-tax loss for the year ended December 31, 2010 is as follows:

	Amount	Percent
Benefit for income taxes at the U.S. federal rate	$ 4,170	35.0%
State tax, net of federal benefit	(258)	(2.2)
Noncontrolling interest	167	1.4
Other	95	0.8
Income tax benefit	$ 4,174	35.0%

Excluding the effect of noncontrolling interest the effective tax rate for the Company's controlling interest is 33.6%.

(10) Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2010. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(11) Subsequent Events

The Company has evaluated subsequent events through February 18, 2011, the date the financial statements were available to be issued. Effective January 1, 2011, MMLISI and MMLIA no longer operate as Massachusetts C-corporations; instead, these entities have converted to limited liability companies pursuant to the Massachusetts Limited Liability Act. MMLISI has changed its legal name to MML Investors Services, LLC, and MMLIAI has changed its legal name to MML Insurance Agency, LLC. The sole member of MML Investors Services, LLC is MassMutual Holding LLC, whose sole member is MassMutual. The sole member of MML Insurance Agency, LLC is MML Investors Services, LLC. For federal and most state tax purposes, MML Investors Services, LLC and MML Insurance Agency, LLC are treated as single member limited liability companies disregarded as separate entities from their sole owners.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total shareholder's equity		$ 24,742
Less nonallowable assets:		
Investment in subsidiary	$ 502	
Receivables from brokers or dealers	3,866	
Receivable from affiliates	15	
Current and deferred taxes receivable	3,617	
Prepaid expenses, other assets and cash on deposit with FINRA	1,562	9,562
Net capital before specific reduction in the market value of securities and other deductions		15,180
Less securities haircuts pursuant to Rule 15c3-1		16
Less present value adjustment on long-term GA commission liability		99
Net capital		$ 15,065
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 36,343
Plus present value adjustment on long-term GA commission liability		99
Plus reclass assets with negative balances		148
Less liabilities of consolidated subsidiary (net of intercompany balances with parent of $22)		(12)
Aggregate indebtedness		$ 36,578
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $36,578)		2,439
Net capital in excess of minimum requirements		$ 12,626
Ratio of aggregate indebtedness to net capital		2.43 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2010.

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010
(Dollars in thousands)

	Additional Information
Credit Balances	
Total credit items	$ 3
Debit Balances	
Gross debit items	$ --
Less 1 percent charge	--
Total debit items	$ --
Reserve Computation	
Excess of total credits over total debits	$ 3
105% of excess of total credits over total debits	3
Amount held on deposit in Reserve Bank Account	500
Required deposit	None

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2010.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report on Internal Control Required by SEC rule 17a-5(g)(1)

To the Board of Directors of
MML Investors Services, LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of MML Investors Services, Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2011

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
MML Investors Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by MML Investors Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MML Investors Services Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MML Investors Services Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within the Company's general ledger system noting no differences;

2. Compared the total revenue reported in audited Form X-17A-5 (Part III), for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting that the amounts in Form X-17A-5 (Part III), as adjusted, were $130,588 lower than the amount reported in Form SIPC-7, reflecting the impact of MMLISI Financial Alliances, LLC, a subsidiary of the Company and a separate filer of Form SIPC-7, which is consolidated in audited Form X-17A-5 (Part III) and carried as an equity method investment in the FOCUS report;

3. Compared any adjustments reported in Form SIPC-7 to the "December 2010 SIPC Assessment Activity Report," the Company's supporting schedule, and the trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the "December 2010 SIPC Assessment Activity Report" supporting the adjustments noting no differences; and

5. Inspected the SIPC-7 noting that no overpayment carry forward was claimed on the current assessment form.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2011

MML Investors Services, Inc. and Subsidiaries
(SEC File Number 8-27250)

Consolidated Financial Statements and Supplemental Schedules
As of and For the Year Ended December 31, 2010
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)